Exhibit 8.1

LIST OF SUBSIDIARIES

The following table lists our subsidiaries and their jurisdiction of incorporation as of June 30, 2017:

Subsidiary	Jurisdiction of Incorporation	Ownership Interest
Fibesa S.A.	Argentina	100.00%
Emprendimiento Recoleta S.A.	Argentina	53.68%
Shopping Neuquén S.A.	Argentina	99.35%
Panamerican Mall S.A.	Argentina	80.00%
Arcos del Gourmet S.A.	Argentina	90.00%
Entertainment Holdings S.A.	Argentina	70.00%
Torodur S.A.	Uruguay	100.00%